March 2008 Pricing Sheet dated March 7, 2008 relating to Preliminary Terms No. 543 dated February 26, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Two RevConsSM Each Based on the Shares of a Different ExchangeTraded Fund due September 12, 2008
Reverse Convertible Securities

This pricing sheet offers two separate RevCons, each relating to the common stock of a different underlying company.
PRICING TERMS FOR ALL REVCONS – March 7, 2008
Issuer:	Morgan Stanley
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	September 12, 2008
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying shares on the determination date is less than the initial share price and the closing price of the underlying shares has declined to or below the trigger price on any trading day up to and including the determination date, (x) a number of underlying shares equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Determination date:	September 9, 2008 (three business days before the maturity date)
Exchange ratio:
The exchange ratio specified for each RevCons is equal to the stated principal amount divided by the initial share price, subject to adjustments for corporate events.  See “Specific Terms for Each RevCons – Exchange ratio” below.

Trigger price:	The trigger price specified for each RevCons is equal to the product of the trigger level times the initial share price. See “Specific Terms for Each RevCons – Trigger price” below.
Coupon:	Payable monthly at the specified interest rate beginning April 12, 2008
Pricing date:	March 7, 2008
Original issue date:	March 12, 2008
Listing:	The RevCons will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
SPECIFIC TERMS FOR EACH REVCONS
Underlying shares:	Shares of the iShares FTSE/Xinhua China 25 Index Fund (“FXI”)	Shares of the Market Vectors—Gold Miners ETF (“GDX”)
Interest rate:	18% per annum	15% per annum
Trigger level:	75%	75%
CUSIP:	6174464A4	6174464B2
Initial share price:	$136.30	$53.45
Trigger price:	$102.2250	$40.0875
Exchange ratio:	7.33676	18.70907
Aggregate principal amount:	$3,050,000	$4,793,000
	Per FXI RevCons	Total	Per GDX RevCons	Total
Price to public	$1,000	$3,050,000	$1,000	$4,793,000
Agent’s commissions(1)	$15	$45,750	$15	$71,895
Proceeds to company	$985	$3,004,250	$985	$4,721,105
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 543 dated February 26, 2008
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.